UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2026
Commission File Number: 1-14942

MANULIFE FINANCIAL CORPORATION
(Translation of registrant's name into English)

200 Bloor Street East
North Tower 10
Toronto, Ontario, Canada M4W 1E5
(416) 926-3000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

EXPLANATORY NOTE
Manulife Financial Corporation hereby furnishes this Amendment No. 1 on Form 6-K/A (this "Form 6-K/A") to amend its original report on Form 6-K (Exhibit 99.1 News Release dated May 4, 2026) (the "Original Form 6-K"), which was furnished to the Securities and Exchange Commission on May 4, 2026. The purpose of this Form 6-K/A is solely to correct certain inadvertent clerical errors in Exhibit 99.1 to the Original Form 6-K. This Form 6-K/A supersedes and replaces the Original Form 6-K in its entirety.

DOCUMENTS FILED AS PART OF THIS FORM 6-K/A

The following documents, filed as exhibits to this Form 6-K/A, are incorporated by reference as part of this Form 6-K/A:

Exhibit	Description of Exhibit

99.1	News release dated May 4, 2026 Manulife Financial announces Conversion Privileges for its Series 3 and Series 4 Class 1 Preferred Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

	By:	/s/ Scott MacIntosh
	Name:	Scott MacIntosh
	Title:	Assistant Corporate Secretary
Date: May 4, 2026